Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in conformity with United States of America generally accepted accounting principles, or U.S. GAAP. Unless otherwise designated, the “Company,” “Regentis,” “we,” “us,” “our” and other similar designations refer to Regentis Biomaterials Ltd. The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. All references to “shares” in this prospectus refer to Ordinary Shares of Regentis Biomaterials Ltd., no par value. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this exhibit are translated using the rate of NIS 2.978 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2026.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	our cash and liquidity position and our ability to fund our operations, including our anticipated capital requirements and our need for additional financing;

●	the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	our ability to accurately identify demand for our Gelrin hydrogel platform or any future product candidates;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates;

●	our ability to obtain FDA approval for our GelrinC product and obtain and maintain regulatory approval of our future product candidates;

●	our ability to obtain market acceptance of our Gelrin hydrogel platform and any future product candidates from the medical community and third-party payors;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our financial performance and our ability to repay our loans and debts;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	our ability to address any competing technological and market developments that impact our Gelrin hydrogel platform and any future product candidates or their prospective usage by medical professionals;

●	our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	our ability to maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	our expectations regarding having our Ordinary Shares continued listing on the NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business, including due to war or conflicts between Israel, Hamas, Hezbollah, and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq.

Readers are urged to carefully review and consider the various disclosures made throughout this 6-K which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this prospectus are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The forward-looking statements and opinions contained in this exhibit are based upon information available to us as of the date of the 6-K that accompanies this exhibit and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this exhibit speak only as of the date of the 6-K that accompanies this exhibit, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this exhibit, and the documents that we reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore the health and enhance the quality of life of patients. Our current efforts are focused on orthopedic treatments using our Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased tissue (inflamed cartilage and bone tissue). Gelrin is a unique hydrogel matrix of polyethylene glycol diacrylate (a polymer involved in tissue engineering) and denatured fibrinogen (a biologically inactivated protein that normally has a role in blood clotting). Our lead product is GelrinC, a cell-free, off-the-shelf hydrogel that is cured into an implant in the knee for the treatment of painful injuries to articular knee cartilage.

To our knowledge, there is currently no approved off-the-shelf product in the United States for the cartilage repair market. GelrinC potentially offers a solution that, we believe, gives surgeons a cost-effective product and a simple-to-perform procedure providing patients with sustained pain relief and functional improvement. GelrinC is already approved as a device with a Conformité Européenne, or CE mark in Europe, and we plan to look for strategic partners in Europe in connection therewith. With GelrinC, we aim to develop a product for the treatment of an unmet need for the market of cartilage injuries in the knee. We believe our product offers a simple and economic procedure, allowing patients a comparatively quick recovery with potentially long-term outcomes. In addition, we have 27 granted patents and 5 pending patent applications of which 2 are allowed, covering, in a large number of countries, compositions, delivery device, surgical and manufacturing features.

In the Pilot Study, 56 patients were treated with GelrinC for articular cartilage injuries. The improvements observed in the Knee Injury and Osteoarthritis Outcome Score, or KOOS, and Visual Analog Scale, or VAS, pain measurement scores taken over two years were superior (100% greater improvement) to those seen with the traditional microfracture (the current “gold standard”) procedure. Additionally, patients continued to report further improvement and greater pain reduction of their knee and associated problems using GelrinC for four years.

Based on these results, the Food and Drug Administration, or FDA, granted Regentis an investigational device exemption, or IDE, for our pivotal trial, permitting pre-market approval application, or PMA, submission with two-year follow up data of 80 patients, with an additional 40 patients to be treated thereafter. The pivotal trial is currently being conducted in the United States and Europe. So far, we have recruited and treated 47 patients out of the required 80 initial patients, under the FDA sanctioned protocol. The protocol is an open label study, with one arm only (treatment), using our own historical control (microfracture). 43 patients out of the 47 patients recruited so far have completed the two-year follow up in this trial. We expect to complete the recruitment of patients approximately by year end 2026.

Components of Operating Results

Revenues

We have not recognized any revenue to date, and we do not expect to generate revenue from the sale of products in the near future.

Research and Development Expenses

Research and development activities are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to out-license our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We also received a non-royalty bearing grant from the European Union through the European Commission Executive Agency for Small and Medium-sized Enterprises as part of the Horizon 2020 Research and Innovative Framework Programme, or the Horizon 2020 Grant. The Horizon 2020 Grant was fully recognized in the year ended December 31, 2024, as a reduction in research and development expense. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries;

●	Expenses related to our ongoing phase III clinical study

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs; and

●	expenses incurred in operating our small-scale equipment.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, facility costs and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products. We also have incurred increased expenses related to audit, legal, regulatory and tax related services associated with maintaining compliance with NYSE American and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income (expenses), Net

Our finance income (expense), net consists primarily of changes in fair value of convertible notes, change in fair value of warrant liability, bank management fees and commissions and exchange rate differences expenses. The financial income recorded from the change in fair value of convertible notes and change in fair value of warrant liability was mainly due to the change in the Company’s assumptions used in the valuation of these instruments.

Income Taxes

We have yet to generate taxable income in Israel. As of June 30, 2026, our operating tax loss carryforwards were approximately $53 million. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Our results of operations for the six months ended June 30, 2026 and 2025 were as follows:

	Six Months Ended June 30,
(in thousands of USD, except share and per share data)	2026	2025
Statements of comprehensive loss:

Research and development expenses	(1,203)	(180)
General and administrative expenses	(1,196)	(259)
Operating loss	(2,399)	(439)
Financial income (expenses), net:
Changes in fair value of convertible notes	-	(2,740)
Changes in fair value of warrant liability	-	160
Other financing expenses, net	(201)	(209)
Net loss	(2,600)	(3,228)
Basic and diluted net income (loss) per share	(0.44)	(1.17)
Weighted average number of ordinary shares used in computing basic and diluted net income (loss) per share	5,954,122	2,765,850

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Research and development expenses

Research and development expenses increased by approximately $1.0 million, or 568%, to $1.2 million for the six months ended June 30, 2026, compared to $180 thousand for the six months ended June 30, 2025. The increase resulted mainly from the advancement of our ongoing pivotal Phase III clinical study with employee and employee-related costs, production and material costs, and outsourced service costs.

General and administrative expenses

General and administrative expenses increased by $937 thousand, or 362%, to $1.2 million for the six months ended June 30, 2026, compared to $259 thousand for the six months ended June 30, 2025. The increase resulted mainly from higher employee and employee-related costs and corporate costs associated with operating as a public company.

Financial income (expenses), net

Finance expenses, net decreased by approximately $2.6 million, or 93%, to $201 thousand for the six months ended June 30, 2026, compared to finance expenses, net of $2.8 million for the six months ended June 30, 2025. The decrease resulted mainly from the absence of fair value remeasurement of our convertible notes, which were converted upon the closing of our initial public offering in December 2025.

Net loss

Net loss decreased by $628 thousand to a net loss of $2.6 million for the six months ended June 30, 2026, compared to a net loss of $3.2 million for the six months ended June 30, 2025. The decrease resulted mainly from lower finance expenses, partially offset by higher research and development and general and administrative expenses.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Operating and Financial Review and Prospects disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flows from our operations. For the six months ended June 30, 2026, we had a net loss of $2.6 million, net cash of $2.8 was used in our operating activities and accumulated deficit of $58.4 million. As of June 30, 2026, our cash and cash equivalents totaled $9.0 million. Based on our current plans, we believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through September 2027.

Through June 30, 2026, we have financed our operations primarily through convertible loans and short-term loans, other than our initial public offering and subsequent private placement, each as discussed below. Total invested capital as of each June 30, 2026 was $52.7 million, which included Ordinary Shares and warrants to purchase Ordinary Shares.

On December 5, 2025, we closed our initial public offering, or IPO, of 1,250,000 ordinary shares. The ordinary shares were sold at an initial public offering price of $8.00 per ordinary share. In connection with the IPO, we received aggregate gross proceeds of approximately $10 million, before deducting underwriting discounts, commissions and before offering expenses.

On June 17, 2026, we entered into securities purchase agreements pursuant to which we agreed to sell and issue in a private placement, or the Private Placement, 1,844,543 Ordinary Shares, pre-funded warrants to purchase up to 12,600 Ordinary Shares, or Pre-Funded Warrants, and ordinary warrants to purchase up to 1,857,143 Ordinary Shares, or Ordinary Warrants, at a combined purchase price of $3.50 per Ordinary Share and accompanying Ordinary Warrant, and $3.4999 per Pre-Funded Warrant and accompanying Ordinary Warrant. The Pre-Funded Warrants have an exercise price of $0.0001 per Ordinary Share, are immediately exercisable upon issuance and will not expire until exercised in full. The Ordinary Warrants have an exercise price of $4.20 per Ordinary Share, are immediately exercisable upon issuance and will expire on the five-year anniversary from the date of issuance. The aggregate gross proceeds from the Private Placement were approximately $6.5 million, prior to deducting placement agent fees and estimated offering expenses payable by the Company. On June 25, 2026, the Private Placement closed.

We also entered into the Placement Agent Agreement dated June 17, 2026, with ThinkEquity LLC, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for us in connection with the Private Placement. We paid the Placement Agent a placement agent fee equal to 7.0% of the gross proceeds from the sale of the Ordinary Shares (or pre-funded warrants in lieu thereof) in the Private Placement, a non-accountable expense allowance equal to 1.0% of the gross proceeds from the sale of the Ordinary Shares (or pre-funded warrants in lieu thereof) in the Private Placement, and an expense reimbursement for accountable out-of-pocket expenses up to $180,000. Designees of the Placement Agent also received warrants to purchase an aggregate of up to 92,857 Ordinary Shares at an exercise price of $4.375 per share as compensation for the Placement Agent’s services in connection with the Private Placement.

The following table summarizes our statement of cash flows for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2026	2025
Net cash used in operating activities	(2,807)	(340)
Net cash used in investing activities	(37)	-
Net cash provided by financing activities	4,418	300
Increase (Decrease) in cash and cash equivalents	1,574	(40)

Net cash used in operating activities

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2026 was $2.8 million, compared to net cash used in operating activities of $340 thousand for the six months ended June 30, 2025. The increase resulted mainly from the expansion of labor, production and subcontracting activities related to our clinical study as well as higher general and administrative spending following our initial public offering.

Net cash used in investing activities

Net cash used in investing activities was $37 thousand for the six months ended June 30, 2026. There was no net cash used in investing activities during the six months ended June 30, 2025.

Net cash provided by financing activities

Net cash provided by financing activities increased by $4.1 million, to $4.4 million for the six months ended June 30, 2026 compared to net cash provided by financing activities of $300 thousand for the six months ended June 30, 2025. The increase resulted mainly from $5.6 million of net proceeds from the issuance of Ordinary Shares in the Private Placement, partially offset by $1.2 million of repayments of a short-term loan.

Funding Requirements

We have incurred losses from operations since the inception, resulting in an accumulated deficit on June 30, 2026 of $58.4 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents, without giving effect to the proceeds from this offering, will be sufficient to fund our projected cash needs through September 2027. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and future products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary changes to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage technology company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our Ordinary Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Our results of operations are affected by fluctuations in currency exchange rates, primarily due to the fact that a significant portion of our operating expenses, such as employee salaries and subcontractors, are incurred in New Israeli Shekels (NIS), while our presentation currency is the U.S. Dollar. During the six months ended June 30, 2026, the appreciation of the NIS against the U.S. Dollar resulted in an increase in our NIS-denominated operating expenses when translated into U.S. Dollars, thereby adversely impacting our results of operations.